May 15, 2007

Securities and Exchange Commission
450 5th Street N.W., Mail Stop 4561
Washington, D.C. 20549

Attention: Hugh Fuller

Re:	BroadVision, Inc.
    Post-Effective Amendment to a Registration Statement on Form S-1, Filed April 5, 2007, File number 333-125640

Form 10-K for December 31, 2006, Filed March 27, 2007, File number 0-28252

Ladies and Gentleman:

Enclosed for filing on behalf of BroadVision, Inc. (the "Company") is Post-Effective Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the "S-1/A") and Amendment No. 1 to the above referenced Form 10-K (the "10-K/A"). For your convenience, we have enclosed three copies of the S-1/A and 10-K/A.

This filing is made in response to the comments received from the Staff of the Commission by letter dated May 8, 2007. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter. We have also enclosed three copies of a document that contains Item 9A of the 10-K/A, marked to show changes from Item 9A of the above-referenced Form 10-K. Below are the Staff's comments and our responses.

Form S-1

Exhibits, page 32

1.
You list Exhibits 10.7, 10.10, and 10.24 as having received confidential treatment for portions of the relevant exhibit. Our records show two applications for confidential treatment -- one granted on June 19, 1996 and the other granted on September 6, 2003. The periods of time for which confidential treatment was granted appears to have lapsed. Please advise.

Response: The Company has reviewed the exhibits referenced in the Staff's comment and has determined that they may be removed from the Exhibit Index as they no longer meet the requirements for inclusion in the filing that are set forth in Item 601 of Regulation S-K. According, the referenced exhibits have been removed from the Exhibit Index in the S-1/A.

Form 10-K

Item 9A. Procedures and Controls. page 66

2.
Please clarify who identified the material weakness. Please also disclose the time frame in which you expect to remediate the material weakness and whether there are any material costs associated with this remediation.

Response: The Company has updated Item 9A of the 10-K/A to add information regarding the identification of the material weakness, and the expected costs associated with and expected timeline for remediating the material weakness.

3.	Please direct us to the information responsive to Item 308(c) of Regulation S-K.

Response: Item 9A of the 10-K/A includes a separate section entitled "Changes in Internal Control over Financial Reporting" that contains information that is responsive to Item 308(c) of Regulation S-K.

Certifications

4.	In future filings, please ensure that you do not provide the title of the certifying officer in the first line of your certification. See Item 601(b)(31) of Regulation S-K.

Response: We note the Staff's comment and will ensure that the Company does not provide the title of the certifying officer in the first line of certifications filed in the future.

Please contact me at (415) 693-2016 with any further questions or comments regarding this matter.

Sincerely,

/s/ Bianca M. Sierra
Bianca M. Sierra

Enclosures

cc:	Dr. Pehong Chen, BroadVision, Inc.

    Kenneth L. Guernsey, esq

    Peter H. Werner, esq